

July 15, 2014

Via E-mail
Mr. Timothy Neher
Principal Financial Officer
Accelerated Acquisitions XVII, Inc.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

  Re: Accelerated Acquisitions XVII, Inc.
     Form 10-K for the fiscal year ended September 30, 2013
     Filed December 30, 2013
     File No. 000-54549

Dear Mr. Neher:

  We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended September 30, 2013

Item 9A(T). Controls and Procedures, page 20

  1. Please amend your Form 10-K to include management's report on the company's internal control over financial reporting, including management's assessment of the effectiveness of the company's internal control over financial reporting as of September 30, 2013, as required by Item 308(a) of Regulation S-K. Please note that the exemption discussed in the Instructions to paragraphs (a) and (b) of Item 308 of Regulation S-K only applies to your first annual report subsequent to your effective registration statement.

2. In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Li Xiao, Staff Accountant, at (202) 551-4391 or Julie Sherman, Reviewing Accountant, at (202) 551-3640 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief